SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C.


                            FORM U-57

          NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                 Filed under Section 33(a) of the

      Public Utility Holding Company Act of 1935, as amended
                         (the "1935 Act")



                       Plantas Eolicas S.A.
              _____________________________________
                (Name of foreign utility company)


                     Charter Oak Energy, Inc.
              _____________________________________
               (Name of filing company; if filed on
               behalf of a foreign utility company)


                 The Commission is requested to
              mail copies of all communications to:

                      Eugene G. Vertefeuille
                     Charter Oak Energy, Inc.
                           P.O. Box 270
                     Hartford, CT  06141-0270


ITEM 1

A.   Name and Business Address

          Plantas Eolicas S.A.
          29th Street, 3rd and 5th Avenues
          San Jose, Costa Rica

B.   Description of Facilities

          Plantas Eolicas S.A. ("Plantas Eolicas") is a company organized under the laws of Costa Rica for the sole purpose of owning and operating the Plantas Eolicas facility (the "Facility"). The Facility is a 20 MW wind power project, consisting of 55 KENETECH Model 33M-VS variable speed wind turbines and associated electrical interconnection equipment, located in Guanacaste Province, Costa Rica. The Facility will interconnect with the national transmission grid at the Arenal substation located 6 kilometers from the project site. Electricity generated by the Facility will be sold at wholesale to the Instituto Costarricense de Electricidad, the national utility company of Costa Rica under the terms of a Power Purchase Agreement. Plantas Eolicas does not derive any income from generation, transmission or distribution of electric energy for sale, or the distribution at retail of natural or manufactured gas for heat, light or power, within the United States.

C.   To the Extent Known, Holder of Five Percent or More of Any
     Class of Voting Securities of Plantas Eolicas.

          Charter Oak Energy, Inc., a Connecticut corporation and a wholly owned subsidiary of Northeast Utilities, a registered holding company, through its wholly owned subsidiary, COE Tejona Corporation, will own approximately 65% of the issued and outstanding common stock of Plantas Eolicas. It is anticipated that a Costa Rican company, Grupa Zeta, will hold the remaining 35% of the common stock of Plantas Eolicas. Such common stock is the only class of voting securities of Plantas Eolicas. Neither Plantas Eolicas, Charter Oak Energy, Inc., or any subsidiary company of any of the foregoing is a public utility company operating in the United States.

ITEM 2

A.   Domestic Associate Public-Utility Companies of Plantas
     Eolicas.

          Plantas Eolicas will be an associate company of the domestic public utility subsidiaries of Northeast Utilities. These domestic public utilities are: The Connecticut Light and Power Co., Public Service Company of New Hampshire, Western Massachusetts Electric Company, Holyoke Water Power Co., Holyoke Power and Electric Co., North Atlantic Energy Corporation, Connecticut Yankee Power Company, Yankee Atomic Electric Company, Maine Yankee Atomic Electric Power Company, and Vermont Yankee Nuclear Power Corporation.

          None of these associate domestic public utility companies has a direct relationship with Plantas Eolicas and none of these domestic public utility companies made any direct contribution toward the purchase price of the interest in Plantas
Eolicas, nor will any contribute funds toward the development or operation of the Facility.

EXHIBIT A

          Not Applicable

                            SIGNATURE

          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                              /s/ William S. Lamb
                         By:  William S. Lamb
                              LeBoeuf, Lamb, Greene
                                   & MacRae, L.L.P.
                              A Partnership Including
                                Profession Corporations
                              125 West 55th Street
                              New York, NY  10019


Date:     January 26, 1996